Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements (Nos. 333-97857 and 333-145287) on Form S-8 of MB Financial, Inc. of our report dated June 27, 2011, relating to the financial statements and supplemental schedule of the MB Financial, Inc. 401(k) Profit Sharing Plan, which appears in this Annual Report on Form 11-K of the MB Financial, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2010.  Our report dated June 27, 2011, related to the financial statements and supplemental schedule expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Accounting Standards Update 2010-25, Plan Accounting- Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans.

/s/McGladrey & Pullen, LLP

Schaumburg, Illinois
June 27, 2011